Algonquin Power & Utilities Corp. Appoints D. Randy Laney to its Board of Directors
OAKVILLE, Ontario – January 30, 2017 - Algonquin Power & Utilities Corp. (“APUC” or the “Company”) (TSX: AQN, NYSE: AQN) is pleased to announce the appointment of D. Randy Laney to serve on the Company’s Board of Directors (the “Board”).
Mr. Laney brings over 30 years of management and capital markets experience as well as strategic and operational experience within the regulated energy utility sector. Mr. Laney joined the Board of Directors of The Empire District Electric Company in 2003 and served as the Non-Executive Vice Chairman of the Board from 2008 to 2009 and Non-Executive Chairman of the Board from 2009 to 2016. Mr. Laney has held numerous senior level positions with both public and private companies during his career, including 23 years with Wal-Mart Stores, Inc. in various executive positions including Vice President of Finance, Benefits and Risk Management and Vice President of Finance and Treasurer.
"We are fortunate to have Randy Laney join the Board of Directors of APUC and look forward to his contribution," commented Ken Moore, APUC Board Chairman. "Mr. Laney further strengthens the APUC Board and will provide valuable continuity with our recent acquisition of The Empire District Electric Company.”
About Algonquin Power & Utilities Corp.
APUC is a North American diversified generation, transmission and distribution utility with $10 billion of total assets. Liberty Utilities provides rate regulated natural gas, water and electricity generation, transmission and distribution utility services to over 782,000 customers in the United States. APUC is committed to being a North American leader in the generation of clean energy through its portfolio of long term contacted wind, solar and hydroelectric generating facilities representing more than 1,150 MW of installed capacity. APUC delivers continuing growth through an expanding pipeline of renewable energy development projects, organic growth within its rate regulated generation, distribution and transmission businesses, and the pursuit of accretive acquisitions. Common shares, preferred shares, and instalment receipts are traded on the Toronto Stock Exchange under the symbols AQN, AQN.PR.A, AQN.PR.D, and AQN.IR. APUC’s common shares are also listed on the New York Stock Exchange under the symbol AQN. Visit APUC at www.AlgonquinPowerandUtilities.com and follow us on Twitter @AQN_Utilities.

For Further Information:
Ian Tharp
Vice President, Investor Relations
Algonquin Power & Utilities Corp.
354 Davis Road, Suite 100, Oakville, ON L6J 2X1
Telephone: (905) 465-6770